Nicole Brookshire +1 617 937 2357 nbrookshire@cooley.com

January 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Scott Anderegg
Dietrich King

Re:	ACV Auctions Inc.
Draft Registration Statement on Form S-1
Submitted December 11, 2020
CIK No. 0001637873

Ladies and Gentlemen:

On behalf of ACV Auctions Inc. (the “Company”), we are submitting this response letter in response to the comment letter, dated January 7, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS”), as confidentially submitted to the Commission on December 11, 2020. We are also electronically transmitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS Amendment No. 1”) that reflects changes in response to the Staff’s comments, as well as other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in DRS Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in DRS Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your statement starting at the bottom of page 1 that “[w]holesale channels supply a significant portion of the inventory for over 50,000 automotive dealers in the United States.” Please revise your disclosure to quantify the portion.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 81 of DRS Amendment No. 1.

2.	We note your statements in the first paragraph on page 4 and elsewhere in the prospectus regarding the global wholesale market and the magnitude of the opportunity you believe it

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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U.S. Securities and Exchange Commission

January 21, 2021

Page Two

represents for your business. We further note that all of your existing business appears to be limited to the United States, and you do not describe in the prospectus any plans for international expansion. In light of this, please either revise your disclosure to discuss your plans for international expansion, including anticipated timing, geographic scope, barriers to entry and resources required, or revise your disclosure to remove references to international expansion.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 85 of DRS Amendment No. 1.

Risk Factor Summary, page 8

3.

Please balance your Summary by providing enhanced discussion of the material risks to your business and this offering. In this regard, balance the description of your opportunities and why you win with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan, such as your history of net losses and significant competitors. Please include similar disclosure elsewhere in your prospectus, as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9 of DRS Amendment No. 1.

Risk Factors – Failure to properly and accurately inspect the condition of vehicles sold through our marketplace, or to deal effectively with fraudulent activities on our platform, could harm our business, page 25.

4.

Please quantify the number or percentage of complaints from buyers and sellers who believe your inspection reports are not consistent with the condition of the relevant vehicle sold through your marketplace. In addition, please revise your disclosure to clarify whether your vehicle condition inspectors are employees or independent contractors or a mix of the two. To the extent they are independent contractors, please address the risks, if any, that your lack of control over their inspection activities bears on the quality of their inspections. Please make conforming revisions throughout the prospects.

The Company respectfully acknowledges the Staff’s comment regarding situations where it concludes that a buyer has made a valid arbitration claim with respect to inadequate or omitted disclosures of defects in an inspection report, and advises the Staff that the number of such complaints was immaterial for the periods presented. To the extent that the Company experiences higher rates of valid arbitration claims in the future, it will reassess the need to disclose such rates as appropriate indicators of its business.

The Company respectfully acknowledges the Staff’s comment with respect to employees versus independent contractors and has revised the disclosure on page 100 of DRS Amendment No. 1 to disclosure that all vehicle condition inspectors are employees.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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U.S. Securities and Exchange Commission

January 21, 2021

Page Three

Key Operating and Financial Metrics, page 63

5.

We note your key operating and financial metrics include Marketplace Units and Marketplace GMV. Please clarify your disclosure to indicate whether these metrics consider vehicles returned. Additionally, we note Marketplace Units excludes vehicles that were inspected but not sold whereas Marketplace GMV includes the dollar value of vehicles “transacted”. Please define “transacted” and whether it refers only to a successful sale on your platform. Revise your disclosure as necessary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of DRS Amendment No. 1.

Non-GAAP Financial Measures, page 64

6.	Please clarify for us what the $23,000 adjustment for other (income) expense, net represents.

The Company respectfully advises the Staff that the $23,000 adjustment for other (income) expense, net includes the amortization of line of credit fees origination fees of $14,000 and foreign currency losses of $9,000.

Factors Affecting Our Performance – Increasing Marketplace Units, page 65

7.

Please clearly define what your cohort represents and explain the usefulness of presenting only one cohort. Please tell us how it is meaningful to investors and your consideration of providing another cohort.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of DRS Amendment No. 1 to include disclosure regarding a number of additional cohorts. The Company believes that this cohort disclosure is meaningful for an investor to gauge the Company’s operational efficiency in the Company’s territories as these territories mature and scale.

Business – Competition, page 96

8.	Please disclose the approximate percentages of the North American whole car auction market controlled by Manheim and KAR Auction Services.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of DRS Amendment No. 1.

Description of Capital Stock Choice of Forum, page 129

9.

Regarding the provision in your amended and restated certificate of incorporation asserting that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, please disclose (1) that there is uncertainty as to whether a court would enforce such provision and (2) that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

U.S. Securities and Exchange Commission

January 21, 2021

Page Four

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of DRS Amendment No. 1.

Marketplace and service cost of revenue, page F-13

10.

We note your disclosure on page 65 that your non-GAAP measure, adjusted EBITDA, includes interest expense reflected in your statement of operations caption “Marketplace and service cost of revenue”. However, your policy disclosure of Marketplace and service cost of revenue does not appear to include interest expense. Please explain the nature of the interest expense and revise your disclosure as necessary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of DRS Amendment No. 1 to reflect that there was no interest expense included within “Marketplace and service cost of revenue” in 2019.

Revenue, page F-25

11.

Please explain whether your disaggregated disclosure of the components of marketplace and service revenue includes your fees for financing accounted for under ASC 310-20. If so, explain how your disclosure complies with ASC 606-10-50-5 and 50-4, requiring revenues recognized from contracts with customers to be disclosed separately from other sources.

The Company respectfully advises the Staff that financing revenue accounted for under ASC 310-20 is included within the line item “Transportation and other services revenue” on page F-25 of DRS Amendment No. 1. As amount of revenue accounted for under ASC 310-20 comprised less than 1% of “Marketplace and service revenue,” the Company determined the amount of financing revenue to be immaterial, and therefore not required to be separately disclosed.

Acquisitions, page F-29

12.

Please explain how you considered the guidance in ASC 805-10-55-24 and 805-10-55-25 in determining that the earn-out payment should not be accounted for as contingent consideration and included as part of the application of the acquisition method applied to TruePartners USA.

The Company respectfully advises the Staff that the Company considered the guidance in ASC 805 in concluding that the earn-out payment should not be accounted for as contingent consideration, and therefore should not be included as part of the application of the acquisition method applied to TruePartners USA. One key fact in coming to the conclusion that the earn-out payment should be accounted for as compensation and not consideration was that the entirety of the earn-out payment was contingent on two TruePartners USA executives continuing to work full-time at the Company and remain in good standing for the entire duration of the earn-out measurement period. Furthermore the earn-out payment did not mirror the ownership structure of the acquired entity; the two TruePartners USA executives owned collectively less than 8% of the acquired company and were allocated 60% of the earn-out payment, while the remaining 40% of the earn out payment was allocated across the remaining owners. Therefore, the Company maintains that the determination to not account for the earn-out payment as contingent consideration was appropriate in light of the available guidance in ASC 805-10-55-24 and 805-10-55-25.

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Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

U.S. Securities and Exchange Commission

January 21, 2021

Page Five

Please contact me at (617) 937 2357 or Alan Hambelton of Cooley LLP at (206) 452 8756 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire
Nicole Brookshire
Cooley LLP

cc:	George Chamoun, ACV Auctions Inc.
William Zerella, ACV Auctions Inc.
Alan Hambelton, Cooley LLP
Shauna Bracher, Cooley LLP
Richard Truesdell, Jr., Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com